                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No: 333-121067

PRICING SUPPLEMENT No. 10
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                649,520 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
      28.2% Yield Enhanced Equity Linked Debt Securities Due July 20, 2006
          Performance Linked to SanDisk Corporation (SNDK) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

     o    INDEX STOCK ISSUER: SanDisk Corporation. SanDisk Corporation is not
     involved in this offering and has no obligation with respect to the notes.

     o    INDEX STOCK: The common stock of the index stock issuer.

     o    STATED MATURITY DATE: July 20, 2006, subject to postponement if the valuation date is postponed.

     o    VALUATION DATE: July 13, 2006, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes--Settlement value"
     on page SS-12 of the YEELDS prospectus supplement.

     o    DETERMINATION PERIOD: Five business days.

     o    COUPON RATE: 28.2% per annum.

     o    COUPON PAYMENT DATES: April 20, 2006 and July 20, 2006.

     o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

     o    PRINCIPAL AMOUNT: $76.98 per YEELDS, and in aggregate, $50,000,049.60.

     o    LISTING: The YEELDS will not be listed on any exchange.

     o    EQUITY CAP PRICE: $76.98, which represents 100.0% of the initial value. BECAUSE THE EQUITY CAP PRICE IS EQUAL TO THE INITIAL VALUE, YOU WILL
     NEVER RECEIVE MORE THAN THE PRINCIPAL AMOUNT PER NOTE ON THE STATED
     MATURITY DATE; YOU MAY RECEIVE LESS.

     o    INITIAL VALUE: $76.98, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings' obligations under the notes.

     o    TRIGGER PRICE: $53.886, which is 70.0% of the initial value.

     o    DENOMINATIONS: $76.98 and integral multiples thereof.

     o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers
     Holdings will pay you, per YEELDS, the lesser of:
     (1)  the alternative redemption amount; and
     (2)  $76.98
     provided that, if the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period and the settlement value is less than $76.98, Lehman Brothers Holdings will pay you $76.98 per
     YEELDS.

     The adjusted intraday price of the index stock on any scheduled trading day will equal the then-current intraday price of the index stock, plus the dividend adjustment amount in effect on such scheduled trading day. The measurement period will begin on the date of this pricing supplement and end on the valuation date.

     Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

     The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement Value Based Upon
     Adjusted Closing Price".

     o    STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers
     Holdings at maturity, as described under the caption "Description of the Notes--Stock Settlement" on page SS-16 of the YEELDS prospectus supplement. Lehman Brothers Holdings will provide the trustee with not less than 3 business days' prior written notice if it elects the stock settlement option.

     o    CUSIP NUMBER: 52520W887

     o    ISIN NUMBER: US52520W8872

  Investing in the notes involves risks. Risk Factors begin on page SS-6 of the
                          YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                   ----------

                                             Per YEELDS           Total
                                           --------------   -------------------

Public offering price..................       $76.98000       $50,000,049.600
Underwriting discount..................       $ 0.19245       $   125,000.124
Proceeds to Lehman Brothers Holdings...       $76.78755       $49,875,049.476

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 97,428 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about January 20, 2006.

                                   ----------
                                 LEHMAN BROTHERS
January 12, 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if
SanDisk Corporation pays dividends on its shares of common stock during the term of the YEELDS.

The adjusted closing price of SanDisk Corporation common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

The "base dividend" shall be $0.00, the amount of the quarterly dividend per share of common stock most recently paid by SanDisk Corporation prior to the date of this pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of SanDisk
Corporation such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that SanDisk
Corporation has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following May 27, 2006 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of SanDisk Corporation common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from SanDisk
Corporation, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the new dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of SanDisk
Corporation, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that SanDisk Corporation does not pay any cash dividends on its shares of common stock during the term of the
YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $60.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT WAS AT OR
ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT
PERIOD:

As a result, because (i) the settlement value of $60.00 is less than $76.98 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect was at or above $53.886 on all scheduled trading days during the measurement period, on the stated maturity date, you would receive $76.98 per
YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $76.98 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock and $16.98 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 649,520
YEELDS, you would receive on the stated maturity date, in total, 833,334 shares of index stock and $9.60 in cash, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $60.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT FELL BELOW
THE TRIGGER PRICE ON A SCHEDULED TRADING DAY DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $60.00 is less than $76.98 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect fell below $53.886 on a scheduled trading day during the measurement period, on the stated maturity date, you would receive $60.00 per
YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $60.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.
If you held 649,520 YEELDS, you would receive on the stated maturity date, in total, 649,520 shares of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 3. ASSUMING THE SETTLEMENT VALUE IS $100.00:

As a result, because $76.98 is less than the settlement value of $100.00, on the stated maturity date, you would receive $76.98 per YEELDS, plus accrued but unpaid coupon payments. Because the equity cap price is equal to the initial value of the notes, you will never receive more than the principal amount per note on the stated maturity date.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $76.98 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $76.98 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 649,520 YEELDS, you would receive on the stated maturity date in total, 500,000 shares of index stock and $49.60 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that SanDisk Corporation begins to pay cash dividends, the results indicated
above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

SANDISK CORPORATION

Lehman Brothers Holdings has obtained the following information regarding
SanDisk Corporation from SanDisk Corporation's reports filed with the SEC.

SanDisk Corporation designs, develops and markets flash storage devices used in a wide variety of consumer electronics products. Flash storage allows data to be stored in a compact format that retains the data for an extended period of time after the power has been turned off. SanDisk Corporation's flash storage card products enable mass-market adoption of digital cameras, feature phones, MP3 players and other digital consumer devices. SanDisk Corporation's products include flash cards, Universal Serial Bus, or USB, flash drives and digital audio players.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of SanDisk Corporation are quoted on The NASDAQ Stock
Market under the symbol "SNDK".

The following table presents the high and low closing prices for the shares of common stock of SanDisk Corporation, as quoted on The NASDAQ Stock Market during each fiscal quarter in 2002, 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2002,
2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                   HIGH       LOW    PERIOD END
                                                   ----       ---    ----------
2002
   First Quarter...............................   $10.85     $6.41     $10.85
   Second Quarter..............................    11.53      4.88       6.20
   Third Quarter...............................     8.70      5.83       6.56
   Fourth Quarter..............................    14.00      6.03      10.15

2003
   First Quarter ..............................   $11.80     $7.58      $8.41
   Second Quarter..............................    20.60      8.29      20.29
   Third Quarter...............................    33.38     20.81      31.86
   Fourth Quarter..............................    42.50     27.63      30.60

2004
   First Quarter ..............................   $36.23    $23.75     $28.36
   Second Quarter..............................    32.67     20.11      21.69
   Third Quarter...............................    29.12     19.61      29.12
   Fourth Quarter..............................    31.42     19.74      24.97

2005
   First Quarter ..............................   $28.09    $21.45     $27.80
   Second Quarter .............................    28.75     23.70      23.73
   Third Quarter ..............................    48.24     23.64      48.24
   Fourth Quarter..............................    65.14     46.38      62.82

2006
   First Quarter (through the date of this
     pricing supplement) ......................   $77.22    $67.70     $77.22

                                      PS-5

                              HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) SanDisk Corporation does not pay any cash dividends on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period. Those in the second table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect has fallen below the trigger price on any scheduled trading day during the measurement period.

TABLE 1: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT IS
AT OR ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE
MEASUREMENT PERIOD.

                         PERCENTAGE CHANGE       TOTAL COUPON                            HYPOTHETICAL TOTAL
                          FROM THE ISSUE       PAYMENTS PAID OR        HYPOTHETICAL       ANNUALIZED YIELD      HYPOTHETICAL TOTAL
                           PRICE TO THE          PAYABLE ON OR        AMOUNT PAYABLE        ON THE NOTES         ANNUALIZED YIELD
   HYPOTHETICAL            HYPOTHETICAL        BEFORE THE STATED      PER YEELDS ON         ON THE STATED           FROM DIRECT
 SETTLEMENT VALUE ON    SETTLEMENT VALUE ON      MATURITY DATE     THE STATED MATURITY      MATURITY DATE       OWNERSHIP OF INDEX
 THE VALUATION DATE     THE VALUATION DATE        PER YEELDS             DATE (1)           PER YEELDS (2)              STOCK
 -------------------    -------------------    -----------------     -----------------   ------------------     ------------------

     $ 61.584                 -20%                 $10.8542              $76.98                31.3%                  -36.0%
       69.282                 -10                   10.8542               76.98                31.3                   -19.0
       76.980                   0                   10.8542               76.98                31.3                     0.0
       84.678                  10                   10.8542               76.98                31.3                    21.0
       92.376                  20                   10.8542               76.98                31.3                    44.0
      100.074                  30                   10.8542               76.98                31.3                    69.0
      107.772                  40                   10.8542               76.98                31.3                    96.0

-----------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

                                      PS-6

TABLE 2: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT HAS
FALLEN BELOW THE TRIGGER PRICE ON ANY SCHEDULED TRADING DAY DURING THE
MEASUREMENT PERIOD.

                         PERCENTAGE CHANGE       TOTAL COUPON                            HYPOTHETICAL TOTAL
                          FROM THE ISSUE       PAYMENTS PAID OR        HYPOTHETICAL       ANNUALIZED YIELD      HYPOTHETICAL TOTAL
                           PRICE TO THE          PAYABLE ON OR        AMOUNT PAYABLE        ON THE NOTES         ANNUALIZED YIELD
   HYPOTHETICAL            HYPOTHETICAL        BEFORE THE STATED      PER YEELDS ON         ON THE STATED           FROM DIRECT
 SETTLEMENT VALUE ON    SETTLEMENT VALUE ON      MATURITY DATE     THE STATED MATURITY      MATURITY DATE       OWNERSHIP OF INDEX
 THE VALUATION DATE     THE VALUATION DATE        PER YEELDS             DATE (1)           PER YEELDS (2)              STOCK
 -------------------    -------------------    -----------------     -----------------   ------------------     ------------------

     $ 46.188                  -40%                $10.8542              $46.188               -46.6%                  -64.0%
       53.886                  -30                  10.8542               53.886               -30.3                   -51.0
       61.584                  -20                  10.8542               61.584               -11.9                   -36.0
       69.282                  -10                  10.8542               69.282                 8.7                   -19.0
       76.980                    0                  10.8542               76.980                31.3                     0.0
       84.678                   10                  10.8542               76.980                31.3                    21.0
       92.376                   20                  10.8542               76.980                31.3                    44.0
      100.074                   30                  10.8542               76.980                31.3                    69.0
      107.772                   40                  10.8542               76.980                31.3                    96.0

-----------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the tables.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 97,428 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $57,500,057,
$143,750 and $57,356,307, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about January 20, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the notes and has received customary compensation for that transaction.

                                      PS-8

                                649,520 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      28.2% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE JULY 20, 2006
          PERFORMANCE LINKED TO SANDISK CORPORATION (SNDK) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                JANUARY 12, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS